Morgan, Lewis & Bockius llp

2020 K Street NW
Washington, DC 20006-1806

Tel. +1.202.373.6000

Fax: +1.202.373.6001

www.morganlewis.com

Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

October 29, 2015

Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)
File Nos. 333-157876 and 811-22110

Dear Mr. Williamson:

This letter responds to comments received from you on October 22, 2015 relating to the Registrant’s AdvisorShares Pacific Asset Enhanced Floating Rate ETF. For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. Please disclose in an appropriate section of the prospectus that it may take longer than seven days for transactions in bank loans to settle. Please also address how the fund intends to meet short term liquidity needs which may arise as a result of the settlement period.

Response. While the fund’s principal risk disclosure already included reference to extended settlement periods, additional disclosure has been added in response to this comment.

2.	Comment. (a) Your principal risk disclosure does not appear to describe the fact that bank loans can take significantly longer than seven days to settle and this can translate to risk for investors when they redeem.

(b) Your principal risk disclosure does not appear to describe the fact that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws.

(c) Please explain to us whether you have considered adding these risks as principal risks of investing in the fund. If you have determined that they are not principal risks, please explain to us the basis for that determination; otherwise, please revise your disclosure to include the risks as principal risks of investing in the fund.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Hartford   Houston   London   Los Angeles   Miami   Moscow   New York
Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Singapore   Tokyo   Washington   Wilmington

October 29, 2015

Response. While the fund’s principal risk disclosure already included reference to extended settlement periods, additional disclosure has been added in response to these comments. In addition, the fund had previously determined to add principal risk disclosure regarding the fact that bank loans may not be considered securities. The fund’s revised principal risk disclosure can be found in the Registrant’s Post-Effective Amendment No. 100 filed on October 28, 2015.

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Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely, /s/ Magda El Guindi-Rosenbaum Magda El Guindi-Rosenbaum

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